Exhibit 99.1

LJ International Announces Delay in Earnings Announcement Pending Audit Completion

HONG KONG – April 13, 2012 – LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”) announced today that it will postpone its fourth quarter and full year 2011 earnings announcement on April 30, 2012, in order to allow sufficient time to ensure the completion of the year-end audit of the Company’s consolidated financial statements.

The Company originally scheduled its release for April 16, 2012, before the US market opens. The Company now expects its year-end audit to be completed by April 30, 2012, which will still be within the filing timeline.

Following the earnings announcement, the Company will host a conference call on April 30, 2012 to discuss its results and recent business activities. The details of the conference call will be announced as soon as it is finalized.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:
LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com